Exhibit 99.59
CONSENT OF INDEPENDENT AUDITORS
We consent to the use in the Registration Statement on Form 40-F (the “Registration Statement”) of Quest Rare Minerals Ltd. (the “Corporation”) of our report dated February 21, 2011 with respect to the financial statements of the Corporation as at October 31, 2010 and 2009 and for the years then ended, included as Exhibit 99.1 to, and incorporated by reference in, the Corporation’s Registration Statement.
(s) Ernst & Young LLP
Ernst & Young LLP
March 4, 2011